UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 2, 2021

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

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EXHIBITS

Exhibit 99.1

Press Release – “Atento Announces Any and All Cash Tender Offer for Outstanding Notes”

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Exhibit 99.1

Atento Announces Any and All Cash Tender Offer for Outstanding Notes

NEW YORK, February 2, 2021 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer relationship management and business-process outsourcing services in Latin America, and among the top five providers globally based on revenue, today announced that its wholly owned subsidiary, Atento Luxco 1 (the “Issuer”), is making an any and all cash tender offer to refinance the Issuer’s outstanding 6.125% Senior Secured Notes due 2022 (the “Notes”). Concurrent with the announcement of this tender offer, Atento has announced the launch of a proposed new secured notes offering by the Issuer, the net proceeds of which the Issuer intends to use, together with cash on hand, to finance the tender offer.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Tender Offer Consideration(1)(2)	Early Tender Payment(1)	Total Consideration(1)(2)(3)
6.125% Senior Secured Notes due 2022	CUSIPs: 04684LAA6 L0427PAA4 L0427PAB2 ISINs: US04684LAA61 USL0427PAA41 USL0427PAB24	U.S.$500,000,000	U.S.$985.31	U.S.$30.00	U.S.$1,015.31
(1)	Per U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase.
(2)	Does not include accrued interest that will be paid on the Notes accepted for purchase or any additional amounts that may be payable on the Notes accepted for purchase.
(3)	The Total Consideration includes the Early Tender Payment of U.S. $30.00.

The tender offer consists of an offer to purchase any and all of the Notes for cash. The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated February 2, 2021 (the “Offer to Purchase”).

Holders of the Notes are urged to read carefully the Offer to Purchase before making any decision with respect to the tender offer.

The tender offer will expire at 11:59 p.m., New York City time on March 2, 2021, unless extended or earlier terminated by the Issuer (the “Expiration Time”). Tenders of Notes may be validly withdrawn at any time prior to 5:00 p.m., New York City time on February 16, 2021, unless extended or earlier terminated by the Issuer.

To be eligible to receive the total consideration, which includes the early tender payment, each as set forth in the table above, holders of Notes must validly tender and not validly withdraw their tendered Notes at or prior to 5:00 p.m., New York City time on February 16, 2021, unless extended by the Issuer (the “Early Tender Time”). Holders of Notes who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive the tender offer consideration, which does not include the early tender payment, as set forth in the table above. All Notes tendered at or prior to the Early Tender Time will have priority over Notes tendered after the Early Tender Time.

The Issuer may increase the tender offer consideration at any time prior to the Expiration Time. If the Issuer increases the tender offer consideration such that the tender offer consideration is greater than the total consideration, any Notes previously tendered that would otherwise be entitled to the total consideration will be entitled to receive the increased tender offer consideration instead of the Total Consideration.

The holders of Notes purchased pursuant to the tender offer will also receive any accrued and unpaid interest from the last interest payment date of the Notes up to, but excluding, the applicable settlement date (as set out below) as well as any additional amounts that may be payable on the Notes.

Payment for the Notes that are validly tendered (and are not validly withdrawn) prior to the Early Tender Time and that are accepted for purchase by the Issuer is expected to be made on February 17, 2021, unless extended. Payment for the Notes that are validly tendered after the Early Tender Time but at or prior to the Expiration Time and that are accepted for purchase by the Issuer is expected to be made on March 3, 2021, unless extended.

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Notes will be accepted for purchase only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Issuer’s obligation to accept for purchase and pay for the Notes validly tendered in the tender offer is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase, including the Issuer generating net proceeds from a concurrent offering of senior secured notes in an aggregate amount sufficient to pay the total consideration, as set forth in the table above, with respect to all Notes that are the subject of the tender offer, including the payment of any premiums, accrued interest and costs, additional amounts payable and expenses incurred in connection therewith.

The Issuer may, in its sole discretion, (i) terminate the tender offer, (ii) waive any and all conditions to the tender offer, (iii) extend the tender offer period, or (iv) otherwise amend the tender offer in any respect, subject to applicable law.

Information Relating to the Tender Offer

The Issuer has retained Banco BTG Pactual S.A.–Cayman Branch, Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC to serve as dealer managers for the tender offer. Ipreo LLC has been retained to serve as the information agent and the tender agent for the tender offer.

Questions regarding the tender offer may be directed to: (i) Atento at the details in the table below, (ii) Banco BTG Pactual S.A.–Cayman Branch at +1 (212) 293-4600 (Collect), (iii) Goldman Sachs & Co. LLC at +1 (800) 828-3182 (U.S. toll free) or +1 (212) 357-1452 (Collect), (iv) Itau BBA USA Securities, Inc. at +1 (212) 710-6749 (Collect) and (v) Morgan Stanley & Co. LLC at +1 (800) 624-1808 (U.S. Toll Free) or +1 (212) 761-1057 (Collect). The Offer to Purchase may be obtained from Ipreo LLC by calling collect +1 (212) 849-3880 (bankers and brokers) or toll free + 1 (888) 593-9546 (all others), or emailing ipreo-tenderoffer@ihsmarkit.com.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities. The Issuer is making the tender offer only by, and pursuant to, the terms of the Offer to Purchase. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of Atento, the Issuer, the dealer managers, and the information agent and the tender agent is making any recommendation as to whether holders should tender or refrain from tendering their Notes in response to the tender offer or how much they should tender. Each holder must make his, her or its own decision as to whether to tender or refrain from tendering Notes, and, if a holder determines to tender, as to how many Notes to tender.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally, based on revenue. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs approximately 137,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Atento is also the world’s first CRM company to be ISO 56002 certified in Innovation Management. For more information visit www.atento.com.

Investor Relations Shay Chor +55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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